                              ROYAL BANK OF CANADA

                                  US$4,266,000

                    SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES B

                     Floating Rate Notes due April 10, 2008
                      (Linked to the Consumer Price Index)

                                 TERMS AGREEMENT
                                 ---------------

                                                                   April 5, 2006

RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006

Ladies and Gentlemen:

         Royal Bank of Canada, a Canadian chartered Bank (the "Bank"), proposes, subject to the terms and conditions stated herein and in the Distribution
Agreement, dated December 21, 2005 (the "Distribution Agreement"), between the
Bank on the one hand and RBC Capital Markets Corporation, RBC Dain Rauscher Inc.
and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the "Purchased
Securities"). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus, the Time of Sale Information or the Shelf Prospectus
(as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf
Prospectus, and also a representation and warranty as of the date of this Terms
Agreement in relation to the Prospectus, the Time of Sale Information or the
Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased
Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

         An amendment and/or supplement to each of the Prospectus and the Shelf
Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the AMF pursuant to Quebec Securities Laws, in the case of the Shelf Prospectus.

         Subject to the terms and conditions set forth herein and in the
Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in Schedule I hereto, the principal amount of Purchased Securities set forth in Schedule I hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.

         You also represent, and warrant to, and agree with, the Bank, that:

         (a)   you are actually engaged in the investment banking or securities business;

         (b)   you are a member in good standing of the National Association of
Securities Dealers, Inc. (the "NASD") and you agree that in offering and selling any Purchased Securities, you will comply with all applicable rules of the NASD, including without limitation Rules 2720(k) and (l), 2730, 2740, 2750 and 2420 of
the NASD's Conduct Rules; and

         (c)   in the event this offering of Purchased Securities is terminated or not completed under the terms of the Distribution Agreement, you will not receive any compensation other than reimbursement of out-of-pocket accountable expenses actually incurred pursuant to Section 7 of the Distribution Agreement.

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         If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Distribution
Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

                               Very truly yours,

                               ROYAL BANK OF CANADA

                               By:   /s/ JIM ARCHER-SHEE
                                  ----------------------------------------------
                                  Name:  Jim Archer-Shee
                                  Title: Executive Vice-President,
                                         Corporate Treasury and Treasurer

                               By:   /s/ DAVID POWER
                                  ----------------------------------------------
                                  Name:  David Power
                                  Title:Vice-President, Marketing and Execution

Accepted as of the date hereof:

RBC CAPITAL MARKETS CORPORATION

By:  /s/ STEVEN MILKE
   ------------------------------------
   Name:  Steven Milke
   Title: Managing Director

                                 TERMS AGREEMENT

                                                                      SCHEDULE I

TITLE OF PURCHASED SECURITIES:

Floating Rate Notes due April 10, 2008 (Linked to the Consumer Price Index)

AGGREGATE PRINCIPAL AMOUNT:

US$4,266,000

PRICE TO PUBLIC:

100% of the principal amount of the Purchased Securities

PURCHASE PRICE BY AGENTS:

99.525% of the principal amount of the Purchased Securities

COMMISSION:

0.475% of the principal amount of the Purchased Securities

FORM OF PURCHASED SECURITIES:

Book-entry only form represented by one or more global securities deposited with
The Depository Trust Company ("DTC") or its designated custodian.

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Federal (same-day) funds

CLOSING DATE:

10 a.m. (New York City time), April 10, 2006

CLOSING LOCATION:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

INDENTURE:

Indenture dated as of October 23, 2003, between the Bank and JPMorgan Chase
Bank, N.A., as Trustee.

MATURITY DATE:

April 10, 2008

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INTEREST PAYMENT DATES:

Interest payments shall be made monthly in arrears on the 10th of each month, commencing May 10, 2006 to and including the maturity date.

INTEREST PAYMENTS:

For each coupon period, the interest payment will be calculated as follows:

     Coupon   x   (number of days in the coupon period)   x   principal amount
                 ---------------------------------------
                                 360

where, the number of days will be calculated on the basis of a year of 360 days with 12 months of 30 days each.

The coupon period shall be each period from and including an interest payment date (or, for the first coupon period, April 10, 2006) to but not including the next interest payment date.

The reset dates are two business days prior to the start of each applicable coupon period.

COUPON:

The coupon is the interest rate, 1.65%, as adjusted by the CPI Rate Adjustment.
Subject to a minimum coupon of 0.00%.

The CPI Rate Adjustment is the following (expressed as a percentage):

                               CPI(t) - CPI(t-12)
                              --------------------
                                    CPI(t-12)

where,
CPI(t) = CPI two months prior to the calendar month of the applicable reset date, which we refer to as the "Reference Month"
CPI(t-12) = CPI twelve months prior to the applicable Reference Month

However, a CPI Rate Adjustment cannot be less than - 1.65%.

PRINCIPAL REPAYMENT TERMS:

The Purchased Securities at maturity pay the principal amount and any accrued interest payment. The terms of the Purchased Securities as described in the
Pricing Supplement, dated April 5, 2006, to the Prospectus are hereby incorporated by reference.

REDEMPTION PROVISIONS:

No provisions for redemption

                                      I-2

SINKING FUND PROVISIONS:

No sinking fund provisions

DEFEASANCE PROVISIONS:

No defeasance provisions

DOCUMENTS TO BE DELIVERED:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

The officers' certificate referred to in Section 5(l).

NAME AND ADDRESS OF AGENT:

RBC Capital Markets Corporation
1 Liberty Plaza
165 Broadway
New York, New York 10006

OTHER TERMS:

None

                                      I-3

                                                                     SCHEDULE II

In connection with the offering of Floating Rate Notes due April 10, 2008
(Linked to the Consumer Price Index) of Royal Bank of Canada (the "Bank"), RBC
Capital Marketds Corporation (the "Agent") and the Bank agree as follows:

a. Time of Sale Information

The preliminary pricing supplements that are to be included in the Time of Sale
Information are as follows:

     o    Preliminary Pricing Supplement No. 12 dated March 28, 2006 (to the
          Prospectus dated December 21, 2005 and the Prospectus Supplement dated
          December 21, 2005)

The Free Writing Prospectuses that are to be included in the Time of Sale
Information are as follows:

     o    Pre-pricing term sheet, dated March 28, 2006

b. Pricing Information Provided Orally by Agents

The script to be used by the Agent to confirm sales is as follows:

     o    None

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